UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-38346

SPROTT PHYSICAL GOLD AND SILVER TRUST

(Translation of registrant’s name into English)

Suite 2600, South Tower

Royal Bank Plaza

200 Bay Street

Toronto, Ontario

Canada M5J 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 are the Interim Management Report of Fund Performance and Unaudited Interim Financial Statements as of September 30, 2025 of Sprott Physical Gold and Silver Trust (the “Trust”).

Exhibit 99.1 is hereby incorporated by reference into the Trust’s Registration Statement on Form F-10 (File No. 333-286907), which was originally filed with the Securities and Exchange Commission on May 1, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD AND SILVER TRUST

(Registrant)

By Sprott Asset Management GP Inc.,

as general partner of

the manager of the Registrant

	By:	/s/ Kevin Hibbert
Kevin Hibbert
Director

Dated: November 7, 2025

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